UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): February 9, 2015

Covance Inc.
(Exact name of Registrant as Specified in its Charter)

Delaware	1-12213	22-3265977
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification Number)

210 Carnegie Center, Princeton, New Jersey	08540
(Addresses of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code:  (609) 452-8550

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

The supplemental disclosures set forth below are being filed with the Securities and Exchange Commission (“SEC”) pursuant to a memorandum of understanding regarding the settlement of certain litigation relating to the Agreement and Plan of Merger, dated as of November 2, 2014 (the “Merger Agreement”), by and among Covance Inc., a Delaware corporation (the “Company” or “Covance”), Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), and Neon Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of LabCorp (“Merger Sub”). The Merger Agreement provides for the merger of Merger Sub with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of LabCorp (the “Merger”).

On January 16, 2015, the Company filed a definitive proxy statement (the “Definitive Proxy Statement”) in connection with the Merger. These supplemental disclosures supplement the disclosures made in the Definitive Proxy Statement, and should be read in conjunction with the Definitive Proxy Statement, which should be read in its entirety. To the extent that information herein differs from or updates information contained in the Definitive Proxy Statement, the information contained herein is more current. Any defined terms used but not defined herein shall have the meanings set forth in the Definitive Proxy Statement.

These supplemental disclosures to the Definitive Proxy Statement are dated February 9, 2015.

SETTLEMENT OF LITIGATION

On February 9, 2015, counsel for the parties in Berk v. Covance, Inc., et al., C.A. No. 10440-VCL (the “Action”) entered into a Binding Memorandum of Understanding (the “Binding MOU”) in which they agreed on the terms of a settlement of the Action. The proposed settlement is conditional upon, among other things, final approval of the proposed settlement by the court.

Pursuant to the terms of the Binding MOU, the Company has agreed to make certain supplemental disclosures related to the Merger, all of which supplemental disclosures are set forth in these supplemental disclosures.  In addition, in connection with the settlement and as provided in the Binding MOU, the parties contemplate that plaintiff’s counsel will seek an award of attorneys’ fees and expenses as part of the settlement, and plaintiff and all members of the class will release the defendants from any and all liability.

Notwithstanding the Binding MOU, there can be no assurance that the parties will ultimately enter into a definitive settlement agreement and that the court will approve the settlement contemplated by the Binding MOU. In such event, the proposed settlement as contemplated by the Binding MOU may be terminated. The settlement will not affect the amount of the consideration that the Company’s stockholders are entitled to receive in the Merger or otherwise modify the terms of the Merger Agreement.

The defendants deny all liability with respect to the facts and claims alleged in the Action and specifically deny that any breach of fiduciary duty occurred, or that any further disclosure is required to supplement the Definitive Proxy Statement under any applicable rule, statute, regulation or law. However, to eliminate the burden, expense, distraction, and uncertainties inherent in further litigation, the defendants have agreed to the terms of the proposed settlement described above.  Plaintiffs in the Action have agreed to stay the Action pending final approval by the Court of Chancery of the State of Delaware of the settlement, and to dismiss the Action with prejudice upon final approval by the court of the settlement of the Action.

SUPPLEMENTAL DISCLOSURES TO DEFINITIVE PROXY STATEMENT

The Company is making the following supplemental disclosures to the Definitive Proxy Statement. This supplemental information should be read in conjunction with the Definitive Proxy Statement, which should be read in its entirety. Defined terms used but not defined herein shall have the meanings set forth in the Definitive Proxy Statement.  All heading and page number references in the supplemental disclosures refer to headings and page numbers in the Definitive Proxy Statement.

The following disclosure supplements the disclosure under the heading “The Merger—Background of the Merger” by amending and restating the paragraph beginning on the bottom of page 69 and ending at the top of page 70 as follows:

The Covance board was of the view that there was a compelling reason to have Goldman Sachs advise Covance in any transaction with Company A, noting Goldman Sachs’s valuable advice in prior discussions with Company A, Goldman Sachs’s familiarity with both Covance and Company A, as well as the broader healthcare industry, and Goldman Sachs’s M&A advisory capabilities generally. The Covance board also considered that Goldman Sachs was not acting as an advisor or otherwise working with Company B on any transaction with Covance (or any other business combination transaction), but that Goldman Sachs was providing investment banking services to Company B with respect to the other transaction being considered by Company B and that such other transaction would not proceed if Company B were to be acquired by Covance. The Covance board discussed that while this could raise a potential conflict of interest for Goldman Sachs, it concluded that Covance was likely to make a decision between a transaction with Company A or Company B relatively quickly and, therefore, this potential conflict would be eliminated in the very near term. Further, the Covance board noted that strategically it preferred a transaction with Company A and would pursue a transaction with Company A over a transaction with Company B if attractive price and other terms could be agreed with Company A. Finally, the Covance board stated that it would be retaining a separate financial advisor to assist Covance in its consideration of an acquisition of Company B and, accordingly, it could have that financial advisor act as a second financial advisor on a transaction with Company A if it felt like that was necessary. After discussion, the Covance board concluded that the work that Goldman Sachs was doing for Company B was not likely to have any notable impact on the advice it would receive from Goldman Sachs, and that these considerations did not outweigh the significant benefits of maintaining Goldman Sachs as financial advisor in discussions with Company A. The Covance board also discussed that it would exclude Goldman Sachs from any meetings or portions of meetings where a transaction with Company B was to be discussed.

The following disclosure supplements the disclosure under the heading “The Merger—Background of the Merger” by inserting the following new paragraph after the second paragraph on page 70 as follows:

In early October 2014, Goldman Sachs became aware that Covance was potentially interested in pursuing an acquisition of Company B. Goldman Sachs informed Company B and Covance that it would not act as a financial advisor to either Company B or Covance in a transaction with the other. Around that time, at the request of a representative of Company B, one of the Goldman Sachs personnel passed on to a representative of Covance certain financial projections from Company B management’s financial model that Goldman Sachs had been provided in connection with its work on the alternative transaction Company B was pursuing. Goldman Sachs did not, however, advise or support Company B in any of its discussions with Covance.

The following disclosure supplements the disclosure under the heading “The Merger—Background of the Merger” by amending and restating the second paragraph on page 71 as follows:

Representatives from Goldman Sachs then joined the meeting and discussed with the Covance board various financial information regarding the offer from Company A. Senior management and Goldman Sachs discussed that Company A’s offer, in comparison to Company A’s prior offer, likely reflected risk adjustments for the pending expiration by its terms of an important contract between Covance and a key client, the slow-down in Covance’s clinical development services that had been discussed on Covance’s quarterly earnings call on July 30, 2014, and the fact that Covance’ stock price had fallen since the prior discussions with Company A in June and July. Senior management and Goldman Sachs discussed that senior management was scheduled to have diligence sessions with Company A to review the Covance projections and to address these items in order to seek to convince Company A to increase its price. Senior management also discussed with the Covance board that Company A was requesting commercially sensitive information as part of its due diligence, in particular, detailed customer-level information; information that senior management did not believe was necessary for Company A to evaluate Covance’s outlook before conducting deeper due diligence if agreement on a price were reached, but that would be very damaging to Covance were it to be misused by Company A in competition with Covance. The Covance board concurred, citing the history of failed negotiations with Company A in expressing concern over turning over competitively sensitive information at this time, especially given the price at which Company A had made its offer.

The following disclosure supplements the disclosure under the heading “The Merger—Background of the Merger” by amending and restating the sixth paragraph on page 72 as follows:

Later that day, the Covance board met to review the discussions with Company A and Company B. Representatives of senior management and Cravath also participated. Representatives of Goldman Sachs participated in the discussions concerning Company A. Mr. Herring provided an overview of the offer received from Company A that day, noting that Company A had not increased its price despite having received the Covance projections and having had due diligence reviews with Covance senior management on October 9 and 12, 2014. Goldman Sachs discussed with the Covance board financial information regarding the proposal from Company A. Company A had not indicated a particular mix of stock and cash in its offer, so the Goldman Sachs analyses assumed a 50/50 allocation between stock and cash. Based on that assumption, the Covance board and management discussed the pro forma impact on Company A of the combination, the impact on Company A’s debt levels, the participation by Covance stockholders in the expected synergies and other risks created by such a large component of consideration being in the form of Company A stock. In this discussion, Covance management estimated that the potential pre-tax synergies of a combination of Covance and Company A would be approximately $200 million, although Covance management expressed concern that the regulatory scrutiny of a combination with Company A did pose risk that some element of those synergies might not be attainable. The Covance board discussed various alternatives as to how to respond to Company A.

The following disclosure supplements the disclosure under the heading “The Merger—Background of the Merger” by inserting the following new paragraph after the fourth paragraph on page 73 as follows:

On October 14, 2014, on its own initiative and without consulting with Goldman Sachs, Company B requested that the Covance board provide a waiver permitting Company B to approach Goldman Sachs about potentially serving as Company B’s financial advisor to analyze a possible sale of Company B to Covance. Due to Goldman Sachs actively advising Covance on a potential sale transaction that would be in lieu of any transaction with Company B, Covance did not agree to grant the requested waiver.

The following disclosure supplements the disclosure under the heading “The Merger—Background of the Merger” by amending and restating the paragraph beginning on the bottom of page 75 and ending at the top of page 76 as follows:

The Covance board discussed whether it should contact Company A to provide it with another opportunity to bid for Covance. The Covance board noted that, assuming a 50/50 mix of cash and stock in a transaction with Company A, in light of the significant synergies that might be achievable through a combination of Company A and Covance, the potential upside in the stock component of that transaction could warrant a combination with Company A at a notional price that was potentially lower than $104.50 per share. However, the Covance board also noted that there was risk in taking that much stock from Company A relative to more cash from LabCorp, and that any potential upside in any stock component from Company A, although possibly significant, was uncertain. The Covance board further discussed that Company A had not shown any willingness to increase its price from $95 per share. The Covance board discussed that Company A was well aware that Covance was pursuing other alternatives that would make a transaction with Company A not viable, but that Company A had not reached out to Mr. Herring to continue discussions. The Covance board also noted that Company A and Covance had been in discussions in the past without reaching an agreement, and there were doubts that Company A would ever come to terms with Covance on a transaction at an acceptable price. Mr. Herring noted that Covance had recently been orally awarded a large contract with a major client that was currently a client of Company A, and the Covance board discussed the risks to Covance should Company A gain knowledge of Covance’s discussions with that potential client.  The Covance board also noted that the higher degree of competitive overlap with Company A meant that the sensitive due diligence Company A had consistently sought if discussions proceeded would present a business risk to Covance if a transaction was not consummated. In addition, because of the same overlap, a combination with Company A would present higher regulatory approval risk than a combination with LabCorp and any remedies sought by regulatory authorities as a condition to their approval of the transaction might adversely affect the realization of synergies. The overlap also presented an increased risk of customer attrition, and the possible loss of key employees, relative to a combination with LabCorp. The Covance board also noted that there was risk in delaying finalizing an agreement with LabCorp. The Covance board also discussed with Cravath that the terms of any merger agreement with LabCorp would allow the Covance board to respond to unsolicited bids that were made, including by Company A, after execution of the merger agreement. Cravath discussed the likely parameters of how those terms would be finalized through negotiation. The Covance board also noted that reaching out to Company A could increase the likelihood of a leak of a potential business combination transaction involving Covance and that it was possible that Company A could take actions potentially detrimental to Covance or the potential transaction, including potentially contacting customers.  After discussion, and taking into account these considerations, the Covance board determined that it would try to finalize a transaction with LabCorp and not reach out to Company A.

The following disclosure supplements the disclosure under the heading “The Merger—Background of the Merger” by amending and restating the fifth paragraph on page 76 as follows:

On October 30, 2014, the Covance board met to receive an update on the discussions and negotiations with LabCorp. Members of senior management and representatives of Goldman Sachs and Covance were also present. Mr. Lovett provided an update on the due diligence effort that each party was conducting on the other for the transaction. As part of that discussion, senior management noted that despite senior management’s repeated requests, LabCorp remained unwilling to provide a set of LabCorp financial forecasts to Covance for Covance’s use in its due diligence.  LabCorp stated that providing the financial forecasts might require the contents of such financial forecasts to be disclosed publicly and that the disclosure of such information was not acceptable to LabCorp as such forecasts were not prepared with a view towards public disclosure and were potentially subject to variability due to the numerous assumptions and estimates embedded therein.  LabCorp stated that Covance could review and analyze publicly available analyst projections.  Senior management stated that while it continued to insist that LabCorp provide its own financial forecasts, as a secondary measure, it had separately been developing its own financial forecasts for LabCorp.  Ms. Cornell provided an update on these efforts, noting that the financial forecasts for LabCorp were based on research analyst reports, industry information, due diligence information provided by LabCorp and publicly available information. Mr. Lovett also provided an update on the merger agreement negotiations, noting that the key items that remained open were the manner in which the exchange ratio for the stock component of the consideration would be determined, the level of efforts each party had to use in order to obtain regulatory approvals for the transaction, the size of the break-up fee payable by Covance in order to terminate the merger agreement to take a superior proposal and the match rights to be provided to LabCorp in that scenario and the size of the expense reimbursement payable to LabCorp if the Covance stockholders did not approve the transaction or LabCorp terminated the agreement due to a Covance breach of the merger agreement.

The following disclosure supplements the disclosure under the heading “The Merger—Opinion of Covance’s Financial Advisor” by adding the following text after the chart on page 86:

The following table presents the multiples calculated by Goldman Sachs for each of the individual selected companies:

	Enterprise Value/EBITDA 2014E	Price/EPS 2014E	Price/EPS 2015E	P/E/G 2015E
Contract Research Organization Peers
Quintiles	13.3x	22.1x	19.9x	1.5x
Charles River	12.8x	18.9x	17.8x	1.9x
ICON	12.3x	19.0x	16.4x	0.9x
PAREXEL	10.3x	22.3x	18.5x	1.1x
LabCorp Peers
LabCorp	10.3x	16.1x	15.0x	1.7x
Quest	9.1x	15.6x	14.6x	1.3x

The following disclosure supplements the disclosure under the heading “The Merger—Opinion of Covance’s Financial Advisor” by amending and restating the paragraph beneath the heading “Illustrative Present Value of Future Stock Price Analysis” on page 86:

Goldman Sachs calculated an illustrative range of implied present values per share of Covance common stock based on hypothetical share prices for Covance common stock as of December 31 of 2014 through 2018. This analysis is designed to provide an indication of the present value of a hypothetical future value of a company’s equity per share as a function of such company’s estimated future earnings per share and its assumed price to future earnings multiple. For purposes of this analysis, Goldman Sachs derived these hypothetical future share prices for Covance common stock by applying an illustrative range of P/E multiples of 17.0x to 20.0x to Covance’s estimated EPS for each of the years 2015 through 2019, respectively, as reflected in the Covance management forecasts, which took into account share repurchases in 2015, 2016 and 2018. By applying a discount rate of 8.3%, reflecting an estimate of Covance’s cost of equity, to these hypothetical future share prices, Goldman Sachs derived an illustrative range of present values per share of Covance common stock of $76.68 to $116.15.  This range consisted of the following  ranges: (i) $76.68 to $90.22, derived based on Covance management’s estimated EPS for 2015; (ii) $82.96 to $96.29, derived based on Covance management’s estimated EPS for 2016; (iii) $88.53 to $101.71, derived based on Covance management’s estimated EPS for 2017; (iv) $95.54 to $108.81, derived based on Covance management’s estimated EPS for 2018: and (v) $100.94 to $116.15, derived based on Covance management’s estimated EPS for 2019. The estimate of Covance’s cost of equity used for purposes of this analysis was derived by application of the Capital Asset Pricing Model, taking into account certain company-specific metrics, including a target capital structure for Covance, historical beta as well as certain financial metrics for the United States financial markets generally.

The following disclosure supplements the disclosure under the heading “The Merger—Opinion of Covance’s Financial Advisor” by amending and restating the paragraph beneath the heading “Illustrative Discounted Cash Flow Analysis” on page 86:

Goldman Sachs performed an illustrative discounted cash flow analysis to determine the present value per share of Covance common stock as of September 30, 2014. For purpose of this analysis, Goldman Sachs applied discount rates of 8.0% to 10.0%, reflecting an estimate of Covance’s weighted average cost of capital, which was derived by application of the Capital Asset Pricing Model, taking into account certain company-specific metrics, including a target capital structure for Covance, the estimated cost to Covance of long-term debt and an assumed return on cash, if any, as well as certain financial metrics for the United Stated financial markets generally, to (i) Covance’s estimated unlevered free cash flows from the fourth quarter of 2014 through 2019, and (ii) illustrative terminal values for Covance at the end of 2019. The illustrative terminal values were derived by applying perpetuity growth rates ranging from 2.50% to 3.50% to Covance’s estimated unlevered free cash flow for the year 2019, assuming the capital expenditure in the terminal year would be equal to 105% of depreciation and amortization. These perpetuity growth rates implied terminal year EBITDA multiples ranging from 7.8x to 13.0x. The range of perpetuity growth rates used was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Covance management forecasts and market expectations regarding long-term real growth of gross domestic product and inflation.  To derive an illustrative range of Covance’s equity value as of September 30, 2014, Goldman Sachs added Covance’s net cash amount as of September 30, 2014 of approximately $455 million to the sum of the present values of unlevered future free cash flows and terminal values. By dividing the foregoing range of equity values of Covance by the total number of fully diluted Covance shares outstanding, Goldman Sachs derived illustrative present values per share of Covance common stock ranging from $87.58 to $134.41.

The following disclosure supplements the disclosure under the heading “The Merger—Opinion of Covance’s Financial Advisor” by adding the following text after the Enterprise Value/LTM EBITDA chart on page 87:

The following table presents the enterprise value/LTM EBITDA multiple calculated by Goldman Sachs for each of the selected transactions:

Transaction	Enterprise Value/ LTM EBITDA Multiple
Kendle/ CRL’s Late-stage Business	11.6x
Avista/BioReliance	9.9x
GenStar Capital/PRA International	16.8x
Bain, TPG, MGMT/Quintiles	12.0x
JLL Partners/PharmaNet	6.9x
TH Lee/inVentiv	8.1x
Avista and OTPP/INC Research	10.0x
INC Research/ Kendle	14.7x
Carlyle, H&F/PPD	11.2x
KKR/PRA International	12.1x

The following disclosure supplements the disclosure under the heading “The Merger—Opinion of Covance’s Financial Advisor” by amending and restating the first paragraph on page 89 as follows:

Covance selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed transaction. Pursuant to a letter agreement, dated October 31, 2014, the Covance board engaged Goldman Sachs to act as its financial advisor in connection with the transaction. Pursuant to the terms of this engagement letter, Covance has agreed to pay Goldman Sachs a fee based on the aggregate value of the aggregate consideration to be paid, as of the closing of the transaction. The entirety of such fee is contingent upon the consummation of the proposed transaction. Based on the LabCorp share price as of the close of trading on November 19, 2014, Goldman Sachs would be entitled to receive a fee of approximately $40 million. In addition, Covance has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against certain liabilities that may arise out of its engagement.

The following disclosure supplements the disclosure under the heading “The Merger—Certain Covance Forecasts” by adding the following as a footnote to the “Unlevered Free Cash Flow” line item in the first chart on page 90:

(1) Reflects stock-based compensation as if it were a cash expense.

The following disclosure supplements the disclosure under the heading “The Merger” and is to be inserted as a new section following the last sentence of the last paragraph on page 91:

Certain LabCorp Forecasts

As discussed in further detail under the heading “The Merger—Background of the Merger”, in connection with its due diligence investigation of LabCorp, Covance prepared the following financial forecasts relating to LabCorp, which we refer to collectively as the Covance Prepared Projections of LabCorp. The Covance Prepared Projections of LabCorp were not prepared with a view toward public disclosure and were potentially subject to variability due to the unpredictability of the underlying assumptions and estimates. However, Covance has included in this proxy statement/prospectus certain information that was contained in the Covance Prepared Projections of LabCorp that were furnished to the Covance board and Covance’s financial advisor in connection with the proposed merger. The Covance Prepared Projections of LabCorp were not prepared by LabCorp, nor were they reviewed by LabCorp, the LabCorp board or any representatives of LabCorp.  The Covance Prepared Projections of LabCorp included information for the years 2014 through 2018.

The following table presents the material items included in the Covance management forecasts relating to LabCorp:

	2014E	2015E	2016E	2017E	2018E
Revenue	$5,982	$6,132	$6,285	$6,442	$6,603
EBITDA	$1,174	$1,203	$1,269	$1,282	$1,295
EBIT	$928	$952	$1,013	$1,021	$1,029
Diluted EPS	$6.75	$7.16	$7.85	$8.24	$8.63

In addition to the financial forecasts summarized above, Covance also prepared estimates of LabCorp’s unlevered free cash flow. These estimates were derived by adjusting projections and estimates relating to LabCorp’s earnings before interest and taxes, which we refer to as EBIT, which was further adjusted to add back depreciation and amortization and subtract capital expenditures, changes in working capital, and certain other items as detailed below. The unlevered free cash flow estimates were based on projections and estimates prepared by Covance and were reviewed and approved by Covance’s management for Goldman Sachs’ use in connection with its financial analyses. The Covance Prepared Projections of LabCorp relating to LabCorp's unlevered free cash flow were not prepared by LabCorp, nor were they reviewed by LabCorp, the LabCorp board or any representatives of LabCorp.  The unlevered free cash flow estimates are summarized below.

	2014E	2015E	2016E	2017E	2018E
EBIT	$928	$952	$1,013	$1,021	$1,029
Associates and investment income	14	14	15	16	17
Other non-operating income	68	58	45	44	42
Net Interest	(101)	(98)	(98)	(98)	(98)
Profit before tax	$909	$926	$975	$983	$990
Tax	(327)	(333)	(351)	(354)	(356)
Profit after tax	$582	$593	$624	$629	$634
Minorities	(2)	(2)	(2)	(2)	(2)
Net Earnings	$580	$591	$622	$627	$632
Depreciation and Amortization	246	251	256	261	266
Changes in Assets/Liabilities	(77)	(79)	(81)	(83)	(85)
Tangible capital expenditure	(203)	(208)	(214)	(219)	(225)
Cash Flow	$546	$554	$583	$586	$588

The reconciliation of non-GAAP financial measures to the most directly comparable GAAP measures is provided below.

	2014E	2015E	2016E	2017E	2018E
Net Earnings (GAAP)	$580	$591	$622	$627	$632
Minorities	2	2	2	2	2
Profit after tax	$582	$593	$624	$629	$634
Tax	327	333	351	354	356
Profit before tax	$909	$926	$975	$983	$990
Net Interest	101	98	98	98	98
Other non-operating income	(68)	(58)	(45)	(44)	(42)
Associates and investment income	(14)	(14)	(15)	(16)	(17)
EBIT	$928	$952	$1,013	$1,021	$1,029
Depreciation and Amortization	246	251	256	261	266
EBITDA (non-GAAP)	$1,174	$1,203	$1,269	$1,282	$1,295

	2014E	2015E	2016E	2017E	2018E
Net Earnings (GAAP)	$580	$591	$622	$627	$632
Minorities	2	2	2	2	2
Profit after tax	$582	$593	$624	$629	$634
Tax	327	333	351	354	356
Profit before tax	$909	$926	$975	$983	$990
Net Interest	101	98	98	98	98
Other non-operating income	(68)	(58)	(45)	(44)	(42)
Associates and investment income	(14)	(14)	(15)	(16)	(17)
EBIT (non-GAAP)	$928	$952	$1,013	$1,021	$1,029

The Covance Prepared Projections of LabCorp summarized above, including the estimates of unlevered free cash flow and the non-GAAP reconciliations, were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP. The Covance Prepared Projections of LabCorp were prepared solely by Covance and were not prepared by, nor were they reviewed by, LabCorp, the LabCorp board or any representatives of LabCorp. The Covance Prepared Projections of LabCorp were based on research analyst reports, industry information, due diligence information provided by LabCorp and publicly available information. The Covance Prepared Projections of LabCorp include certain non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Covance may not be comparable to similarly titled amounts used by other companies. Neither Covance’s independent registered public accountants, Ernst & Young LLP, LabCorp’s independent registered public accountants, PricewaterhouseCoopers LLP, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Covance Prepared Projections of LabCorp contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Covance Prepared Projections of LabCorp. The PricewaterhouseCoopers LLP report incorporated by reference in this proxy statement/prospectus relates to LabCorp’s historical financial information. It does not extend to the Covance Prepared Projections of LabCorp and should not be read to do so. The Covance Prepared Projections of LabCorp are not being included in this proxy statement/prospectus to influence your decision on how to vote on any proposal, but are being included herein because the Covance Prepared Projections of LabCorp were made available to the Covance board and Covance’s financial advisors.

The Covance Prepared Projections of LabCorp were based on numerous variables and assumptions that are inherently uncertain and beyond the control of Covance, and based on the information about LabCorp that was available to Covance management at the time they were prepared. The Covance Prepared Projections of LabCorp were prepared with respect to LabCorp on a stand-alone basis, and do not include any results from Covance or otherwise reflect the Merger.  Important factors that may affect actual results and cause the Covance Prepared Projections of LabCorp not to be achieved include, but are not limited to, risks and uncertainties relating to LabCorp’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions and other matters described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 46 of this proxy statement/prospectus and the section entitled “Risk Factors” beginning on page 48 of this proxy statement/prospectus. The Covance Prepared Projections of LabCorp also reflect assumptions as to certain business decisions of LabCorp that are subject to change. As a result, actual results may differ materially from those contained in the Covance Prepared Projections of LabCorp. Accordingly, there can be no assurance that the Covance Prepared Projections of LabCorp will be realized. In addition, because the Covance Prepared Projections of LabCorp were prepared by Covance management, and not LabCorp, based solely on the information available to Covance management at the time, and were not reviewed or approved by LabCorp, the LabCorp Board or any representatives of LabCorp, stockholders are encouraged not to place undue reliance on the Covance Prepared Projections of LabCorp.

The inclusion of the Covance Prepared Projections of LabCorp in this proxy statement/prospectus should not be regarded as an indication that any of Covance, LabCorp or any of their respective affiliates, officers, directors, partners, advisors or other representatives considered the Covance Prepared Projections of LabCorp to be necessarily predictive of actual future events, and the Covance Prepared Projections of LabCorp should not be relied upon as such. None of Covance, LabCorp or any of their respective affiliates, officers, directors, partners, advisors or other representatives can give you any assurance that actual results will not differ from the Covance Prepared Projections of LabCorp , and none undertakes any obligation to update or otherwise revise or reconcile the Covance Prepared Projections of LabCorp to reflect circumstances existing after the date the Covance Prepared Projections of LabCorp were generated or to reflect the occurrence of future events. Covance and LabCorp do not intend to make publicly available any update or other revision to the Covance Prepared Projections of LabCorp. Further, the inclusion of the Covance Prepared Projections of LabCorp in this proxy statement/prospectus does not constitute an admission or representation by Covance or LabCorp that this information is material. None of Covance, LabCorp or their respective affiliates, officers, directors, partners, advisors or other representatives has made or makes any representation to any stockholder or other person regarding Covance’s and, post-closing, LabCorp’s ultimate performance compared to the information contained in the Covance Prepared Projections of LabCorp  or that forecasted results will be achieved. Neither Covance nor LabCorp has made any representation to the other, in the merger agreement or otherwise, concerning the Covance Prepared Projections of LabCorp.

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA.  These statements, as they relate to Laboratory Corporation of America Holdings (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements.  These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them.  No forward-looking statement can be guaranteed, and actual results may differ materially from those projected.  LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.  Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA.  Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the definitive proxy statement/prospectus referred to below and other documents filed from time to time with the SEC by LabCorp and Covance.  Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive.  You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the definitive proxy statement/prospectus referred to below and other documents filed by either of them from time to time with the SEC.  All forward-looking statements included in this document are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.  This document relates to a proposed transaction between Covance and LabCorp, and may be deemed to be solicitation material in respect of the proposed transaction.  In connection with the proposed transaction, LabCorp filed a registration statement on Form S-4 with the SEC, which was declared effective by the SEC on January 14, 2015, and LabCorp and Covance filed the definitive proxy statement/prospectus in connection with the proposed transaction on January 16, 2015.  Covance began mailing the definitive proxy statement/prospectus to Covance stockholders on January 20, 2015.  This document is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders of Covance are urged to read carefully and in their entirety the registration statement, definitive proxy statement/prospectus and all other relevant documents filed or that will be filed by LabCorp or Covance with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, definitive proxy statement/prospectus and all other relevant documents filed or that will be filed by Covance or LabCorp with the SEC through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders may obtain free copies of the definitive proxy statement/prospectus and other relevant documents filed by Covance with the SEC by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540.  Free copies of the registration statement, definitive proxy statement/prospectus and other relevant documents filed by LabCorp with the SEC are available on LabCorp’s website at www.labcorp.com or upon written request to Laboratory Corporation of America Holdings, Office of the Secretary, 358 South Main Street, Burlington, North Carolina 27215.

Participants in Solicitation

LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction.  Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014.  You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com.  Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com.  Additional information regarding those persons and other persons who may be deemed participants in the proxy solicitation, including their respective direct and indirect interests in the proposed transaction, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.  You may obtain free copies of these documents as described in the preceding paragraph.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 9, 2015	Covance Inc.

	By:	/s/ James W. Lovett
James W. Lovett
Corporate Senior Vice President, General Counsel, and Secretary